# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Direct Digital Holdings, Inc., CIK 0001880613
CUSIP: 25461T105
Title of class of securities: Class A Common Stock, par value $0.001 per share, of the Issuer.
Address of issuer's principal executive offices: 1177 West Loop South, Suite 1310, Houston, Texas (TX), 77027
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0001896664
Persons authorized to receive notices and communications: Mark Walker, 1177 West Loop South, Suite 1310, Houston, Texas (TX), 77027, 8324021051

## Reporting persons
- Direct Digital Management, LLC (CIK 0001897454): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,448,000; shared voting power 0; sole dispositive power 10,448,000; shared dispositive power 0; aggregate amount beneficially owned 10,448,000 (46% of the class)
  Comment: Row (11): Represents 10,448,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer's Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value, will be cancelled.
  Row (13): The percent of class was calculated based on (i) 12,069,388 shares of Class A Common Stock outstanding as of August 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 6, 2025, plus (ii) 10,448,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer's Class B Common Stock relating thereto) held by the Reporting Persons of August 4, 2025. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person's beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
- AJN Energy & Transport Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 47,313; shared voting power 10,448,000; sole dispositive power 47,313; shared dispositive power 10,448,000; aggregate amount beneficially owned 10,495,313 (46.2% of the class)
  Comment: Row (11): Represents 10,448,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer's Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value, will be cancelled.
  Row (13): The percent of class was calculated based on (i) 12,069,388 shares of Class A Common Stock outstanding as of August 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 6, 2025, plus (ii) 10,448,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer's Class B Common Stock relating thereto) held by the Reporting Persons of August 4, 2025. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person's beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
- SKW Financial LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,300; shared voting power 10,448,000; sole dispositive power 28,300; shared dispositive power 10,448,000; aggregate amount beneficially owned 10,476,300 (46.1% of the class)
  Comment: Row (11): Represents 10,448,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer's Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value, will be cancelled.
  Row (13): The percent of class was calculated based on (i) 12,069,388 shares of Class A Common Stock outstanding as of August 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 6, 2025, plus (ii) 10,448,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer's Class B Common Stock relating thereto) held by the Reporting Persons of August 4, 2025. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person's beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
- Smith, Keith (CIK 0001203452): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 147,210; shared voting power 10,476,300; sole dispositive power 147,210; shared dispositive power 10,476,300; aggregate amount beneficially owned 10,623,510 (46.8% of the class)
  Comment: Row (11): Represents 10,448,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer's Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value, will be cancelled.
  Row (13): The percent of class was calculated based on (i) 12,069,388 shares of Class A Common Stock outstanding as of August 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 6, 2025, plus (ii) 10,448,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer's Class B Common Stock relating thereto) held by the Reporting Persons of August 4, 2025. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person's beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
- Walker, Mark D. (CIK 0001896664): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 103,209; shared voting power 10,495,313; sole dispositive power 103,209; shared dispositive power 10,495,313; aggregate amount beneficially owned 10,598,522 (46.6% of the class)
  Comment: Row (11): Represents 10,448,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer's Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value, will be cancelled.
  Row (13): The percent of class was calculated based on (i) 12,069,388 shares of Class A Common Stock outstanding as of August 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 6, 2025, plus (ii) 10,448,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer's Class B Common Stock relating thereto) held by the Reporting Persons of August 4, 2025. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person's beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
  
  Explanatory Note:
  
  This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed on January 12, 2024 (as amended and supplemented through the date of this Amendment No. 3, collectively, "Schedule 13D") relating to the Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of Direct Digital Holdings, Inc. (the "Issuer"), filed jointly by Direct Digital Management, LLC ("Direct Digital Management"), AJN Energy & Transport Ventures, LLC ("AJN"), SKW Financial LLC ("SKW"), Keith Smith and Mark Walker (collectively, the "Reporting Persons"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.
  
  This Amendment No. 3 is filed to reflect a change in the percentage of Class A Common Stock beneficially owned by each Reporting Person as a result of an increase in the number of outstanding shares of Class A Common Stock, as reported the Issuer's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 28, 2025, and certain acquisitions and dispositions of shares of Class A Common Stock by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share, of the Issuer.
Name of issuer: Direct Digital Holdings, Inc.
Address of issuer's principal executive offices: 1177 West Loop South, Suite 1310, Houston, Texas (TX), 77027

## Item 2. Identity and Background
Name of person filing: This Amendment No. 3 is being filed jointly by the Reporting Persons.
Residence or business address: The address of the principal business and principal office of Direct Digital Management is 1177 West Loop South, Suite 1310, Houston, Texas 77027. The address of the principal business and the principal office of AJN is 10219 Piping Rock, Houston, Texas 77042. The address of the principal business and the principal office of SKW is 1705 Monarch Oaks Street, Houston, Texas 77055. The address of the principal business office of Mr. Walker is c/o Direct Digital Holdings, Inc., 1177 West Loop South, Suite 1310, Houston, Texas 77027. The address of the principal business office of Mr. Smith is c/o Direct Digital Holdings, Inc., 1177 West Loop South, Suite 1310, Houston, Texas 77027.
Present principal occupation or employment: Direct Digital Management is a holding company in which Mr. Walker, the Issuer's Chairman and Chief Executive Officer, and Mr. Smith, the Issuer's President, each indirectly hold a 50% economic and voting interest. AJN and SKW each own 50% of the equity interests in Direct Digital Management. The principal business of each of Direct Digital Management, AJN and SKW, respectively, is to hold securities. The principal occupation of Mr. Walker is that of Chairman and Chief Executive Officer of the Issuer. The principal occupation of Mr. Smith is that of President of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibit or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Direct Digital Management is organized under the laws of Delaware. AJN is organized under the laws of Texas. SKW is organized under the laws of Texas. Mr. Smith is a citizen of the United States of America. Mr. Walker is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons are filing this Amendment No. 3 as a result of the following transactions that have occurred since the filing of the last Schedule 13D/A, as well the increase in the number of outstanding shares of Class A Common Stock.

Direct Digital Management

In connection with the initial public offering and organizational transactions of the Issuer, conducted through an umbrella partnership-C Corporation structure, Direct Digital Management received 11,378,000 Common Units of Direct Digital Holdings, LLC ("Direct Digital Holdings"). Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Direct Digital Holdings, dated as of February 15, 2022 (the "Direct Digital LLC Agreement"), Class A Common Units of Direct Digital Holdings held by the Reporting Persons are exchangeable for shares of Class A Common Stock on a one-for-one basis, subject to certain exceptions, conditions and adjustments. The Class A Common Units have no expiration date. At the time of any such exchange, an equal number of shares of Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, are cancelled.

On March 26, 2025, Direct Digital Management exchanged 70,000 Class A Common Units for shares of the Class A Common Stock and distributed such shares to one of its members, SKW, for no consideration.

On June 18, 2025, Direct Digital Management exchanged 350,000 Class A Common Units for shares of the Class A Common Stock and distributed such shares to two of its members, AJN and SKW, for no consideration.

AJN

On April 17, 2025, AJN sold in open market transactions 8,700 shares of Class A Common Stock at $0.54 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024.

On June 11, 12, and 13, 2025, AJN sold in open market transactions 9,763, 11,574 and 6,986 shares, respectively, of Class A Common Stock at prices ranging from $0.51 to $0.53 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024.

On June 18, 2025, AJN received 165,000 shares of Class A Common Stock from Direct Digital Management, as noted above.

On July 14 and 15, 2025, AJN sold in open market transactions 21,154 and 8,066 shares, respectively, of Class A Common Stock at prices ranging from $0.54 to $0.55 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024.

On July 16, 17, and 18, 2025, AJN sold in open market transactions 11,603, 19,315 and 19,777 shares, respectively, of Class A Common Stock at prices ranging from $0.51 to $0.53 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024.

On July 21, 22, and 23, 2025, AJN sold in open market transactions 16,735, 15,470 and 5,567 shares, respectively, of Class A Common Stock at prices ranging from $0.51 to $0.52 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024.

SKW

On June 18, 2025, SKW received 185,000 shares of Class A Common Stock from Direct Digital Management, as noted above.

On July 14 and 15, 2025, SKW sold in open market transactions 20,476 and 8,100 shares, respectively, of Class A Common Stock at prices ranging from $0.54 to $0.55 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 12, 2024.

On July 16, 17, and 18, 2025, SKW sold in open market transactions 11,694, 19,950 and 19,488 shares, respectively, of Class A Common Stock at prices ranging from $0.51 to $0.53 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 12, 2024.

On July 21, 22, and 23, 2025, SKW sold in open market transactions 16,987, 15,321 and 11,934 shares, respectively, of Class A Common Stock at prices ranging from $0.51 to $0.52 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 12, 2024.

On July 24, 25, and 28, 2025, SKW sold in open market transactions 15,800, 8,900 and 8,050 shares, respectively, of Class A Common Stock at prices ranging from $0.53 to $0.54 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 12, 2024.

Mr. Smith

On June 10, 2025, Mr. Smith acquired 20,300 shares of Class A Common Stock upon the vesting of restricted stock unit awards and 4,944 of such shares were withheld to satisfy tax liabilities associated with such vesting.

Mr. Walker

On June 10, 2025, Mr. Walker acquired 20,300 shares of Class A Common Stock upon the vesting of restricted stock unit awards and 4,944 of such shares were withheld to satisfy tax liabilities associated with such vesting.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 of this Amendment No. 3 is incorporated herein by reference.

DDM

Direct Digital Management acquired the securities described in this Amendment No. 3 for investment purposes as the result of the organizational transactions effected in connection with the Issuer's initial public offering and certain exchanges of the Direct Digital Holdings Class A Common Units as described above.

SKW

SKW acquired and disposed of the securities described in this Amendment No. 3 for investment purposes as the result of the exchanges of the Direct Digital Holdings Class A Common Units as described above.

AJN

AJN acquired and disposed of the securities described in this Amendment No. 3 for investment purposes as the result of the exchanges of the Direct Digital Holdings Class A Common Units as described above.

Mr. Smith

Mr. Smith acquired and disposed of the securities described in this Amendment No. 3 for investment purposes and as compensation for his service as President.

Mr. Walker

Mr. Walker acquired and disposed of the securities described in this Amendment No. 3 for investment purposes and as compensation for his service as Chairman and Chief Executive Officer.

(a) The Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market, block trades or in privately negotiated transactions. Mr. Smith and Mr. Walker, in their capacities as President and Chairman and Chief Executive Officer, respectively, may be entitled to equity compensation, including restricted stock options or other equity awards, pursuant to the Omnibus Incentive Plan.

(b)-(j) The Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or market proposals to the Board of Directors of the Issuer (the "Board"), other stockholders of the Issuer, and/or third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons: to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer's capitalization or dividend policy; or other material changes to the Issuer's business or capital or governance structure. Any action or actions the Reporting Persons may undertake with respect to its investment in the Issuer will be dependent upon the Reporting Person's view of numerous factors, including, among other things, the Issuer's business, prospects, and/or financial condition, the market for the Class A Common Stock, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Person, and other factors and future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership percentages reported in this Amendment No. 3 are calculated based on (i) 12,069,388 shares of Class A Common Stock outstanding as of August 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 as filed with the Securities and Exchange Commission on August 6, 2025, plus (ii) 10,448,000 Class A Common Units of Direct Digital Holdings (and the shares of the Issuer Class B Common Stock relating there to), plus (iii) 206,664 shares of Class A Common Stock that can be acquired upon the exercise of stock options that are vested or vesting within 60 days of August 4, 2025, plus (iv) restricted stock units representing a contingent right to 0 shares of the Issuer's Class A Common Stock that vest within 60 days of August 4, 2025. The percentage ownership reported in this Amendment No. 3 reflect an increase in the number of outstanding shares of the Issuer, and certain acquisitions and dispositions of shares of Class A Common Stock by the Reporting Persons.

(a) Rows (11) and (13) of the cover pages to this Amendment No. 3 are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) through (10) of the cover pages to this Amendment No. 3 are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The following table lists the Reporting Persons' transactions in the Issuer's securities that were effected during the sixty day period prior to the filing of this Amendment No. 3.

Reporting Person Transaction Date No. of Shares Price
AJN Open Market Sale 06/13/2025 6,986 $0.51
Direct Digital Management Exchange of Class A Common Units of Direct Digital Holdings, LLC 06/18/2025 350,000 N/A
Direct Digital Management Distribution to Members 06/18/2025 350,000 N/A
SKW Receipt of Class A Common Stock distributed by Direct Digital Management 06/18/2025 185,000 N/A
AJN Receipt of Class A Common Stock distributed by Direct Digital Management 06/18/2025 165,000 N/A
SKW Open Market Sale 07/14/2025 20,476 $0.55
AJN Open Market Sale 07/14/2025 21,154 $0.55
SKW Open Market Sale 07/15/2025 8,100 $0.54
AJN Open Market Sale 07/15/2025 8,066 $0.54
SKW Open Market Sale 07/16/2025 11,694 $0.53
AJN Open Market Sale 07/16/2025 11,603 $0.53
SKW Open Market Sale 07/17/2025 19,950 $0.52
AJN Open Market Sale 07/17/2025 19,315 $0.52
SKW Open Market Sale 07/18/2025 19,488 $0.51
AJN Open Market Sale 07/18/2025 19,777 $0.51
SKW Open Market Sale 07/21/2025 16,987 $0.52
AJN Open Market Sale 07/21/2025 16,735 $0.52
SKW Open Market Sale 07/22/2025 15,321 $0.51
AJN Open Market Sale 07/22/2025 15,470 $0.51
SKW Open Market Sale 07/23/2025 11,934 $0.51
AJN Open Market Sale 07/23/2025 5,567 $0.51
SKW Open Market Sale 07/24/2025 15,800 $0.53
SKW Open Market Sale 07/25/2025 8,900 $0.53
SKW Open Market Sale 07/28/2025 8,050 $0.54
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of the dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Items 3 and 4 of this Amendment No. 3 are incorporated herein by reference.

Except as otherwise described in this Amendment No. 3, there are no contract, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Person and any other person or entity.

## Signatures
- Direct Digital Management, LLC: AA, Director of Financial Reporting (08/12/2025)
- AJN Energy & Transport Ventures, LLC: AA, Director of Financial Reporting (08/12/2025)
- SKW Financial LLC: AA, Director of Financial Reporting (08/12/2025)
- Smith, Keith: AA, Director of Financial Reporting (08/12/2025)
- Walker, Mark D.: AA, Director of Financial Reporting (08/12/2025)